UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Keysight Technologies, Inc.
(Exact name of the registrant as specified in its charter)

Delaware State or other jurisdiction of incorporation	001-36334 Commission File Number	46-4254555 I.R.S. Employer Identification No.

1400 Fountaingrove Parkway, Santa Rosa, CA 95403
Address of principal executive offices

Neil Dougherty (707) 577-6262
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Introduction
Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), Keysight Technologies, Inc. (“Keysight”, “the Company” or “we”) submits this Specialized Disclosure Report on Form SD (“Form SD”) for the year ended December 31, 2020. The Securities and Exchange Commission (“SEC”) issued the Rule pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”). The Rule imposes certain reporting requirements on issuers like Keysight whose products contain conflict minerals (defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively “conflict minerals” or “3TGs”)) that are necessary to their functionality or production. Specifically, the Rule requires an issuer to conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any conflict minerals in the issuer’s supply chain originated in the DRC or an adjoining country (collectively, the “Covered Countries”). If the issuer concludes that any conflict minerals did originate in the Covered Countries, the issuer then must conduct due diligence to determine whether the mining and sale of those conflict minerals directly or indirectly financed or benefited armed groups in the Covered Countries. Finally, the Rule requires the issuer to report its findings publicly via a Form SD.

Forward-Looking Statements
This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report attached as Exhibit 1.01, contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the safe harbors created therein. Statements preceded by, followed by, or that otherwise include the words “anticipate”, “plan”, “estimate”, “expect”, “intend”, “forecast”, ”target”, “project”, “believe”, “outlook”, “prospect” and similar words or expressions, or future or conditional verbs such as “will”, “should”, “would”, “may”, or “could”,  or statements regarding the company’s goals, priorities, and expected growth of the markets the company sells into are intended to identify forward-looking statements.  These forward-looking statements involve risks and uncertainties that could cause Keysight’s actual results to differ materially from management’s expectations contemplated by these forward-looking statements.  Keysight disclaims any intention to, and undertakes no responsibility to, update or revise any forward-looking statement, whether as a result of new information, a future event, or otherwise.  Such risks and uncertainties include, but are not limited to, the impact of pandemic situations such as the novel coronavirus (Covid-19); macroeconomic and market downturns; changes in the availability and supply of raw materials and components; changes in the demand for current and new products, technologies, and services; customer purchasing decisions and timing; and our ability to realize the savings or benefits expected from integration and restructuring activities.  For additional risks and uncertainties that could impact Keysight’s actual results, please see our Form 10-K for the fiscal year ended October 31, 2020 filed with the SEC on December 17, 2020 and our latest Form 10-Q filed with the SEC on March 3, 2021, included but not limited to the discussion under “Risk Factors” therein, which may be viewed at www.sec.gov.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosures and Report

Keysight conducted a Reasonable Country of Origin Inquiry ("RCOI") utilizing the Conflict Minerals Report Template ("CMRT") and concluded that it could not definitively determine the country of origin of the 3TGs in all our products at this time.

A copy of Keysight’s Form SD and Conflict Minerals Report, filed as Exhibit 1.01 hereto, is publicly available at: http://about.keysight.com/en/companyinfo/environment/Keysight_Conflict_Minerals_Report.pdf.

Item 1.02 Exhibit

Keysight has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KEYSIGHT TECHNOLOGIES, INC.
(Registrant)

/s/ JoAnn Juskie	June 1, 2021
By JoAnn Juskie, Vice President, Assistant General Counsel and Assistant Secretary	Date